HAMMERHEAD ENERGY INC.

December 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:	Liz Packebusch Karina Dorin John Hodgin Joanna Lam Raj Rajan

Re:	Hammerhead Energy Inc.
Registration Statement on Form F-4
Originally Filed October 11, 2022
CIK: CIK0001946425

Ladies and Gentlemen:

Hammerhead Energy Inc., an Alberta corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form F-4, File No. 333-267830, as amended (the “Registration Statement”), to 2:00 p.m., Eastern time, on December 30, 2022 or as soon thereafter as practicable.

Would you please advise Adam Givertz of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Company, by email at agivertz@paulweiss.com or by telephone at 1-212-373-3224, as soon as possible after the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

* * * *

Sincerely,

HAMMERHEAD ENERGY INC.

By:	/s/ Scott Sobie
Name: Scott Sobie
Title: President and Chief Executive Officer